# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LUXURBAN HOTELS INC., CIK 0001893311
CUSIP: 21985R303
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 2125 Biscayne Blvd, Suite 253, Miami, Florida (FL), 33137
Date of event which requires filing of this statement: 12/20/2024
Amends the filing with accession number 0001104659-22-094892
Filed by CIK 0001581248
Persons authorized to receive notices and communications: Brian Ferdinand, Chief Executive Officer, 2125 Biscayne Blvd. Suite 253, Miami, Florida (FL), 33137, (833)-723-7368

## Reporting persons
- Brian Ferdinand (CIK 0001581248): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 391,494; shared voting power 0; sole dispositive power 391,494; shared dispositive power 0; aggregate amount beneficially owned 391,494 (14.59% of the class)
  Comment: (1) Based on 2,683,070 shares of the Issuer's common stock outstanding as of the date of this Amendment to Schedule 13-D. Represents 391,494 shares of common stock owned by Mr. Ferdinand.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: LUXURBAN HOTELS INC.
Address of issuer's principal executive offices: 2125 Biscayne Blvd, Suite 253, Miami, Florida (FL), 33137
Comment: This Amendment No. 8 to Schedule 13D is filed on behalf of Brian Ferdinand, an individual, with respect to the common stock, par value $0.00001 per share ("Common Stock"), of LuxUrban Hotels Inc. (the "Issuer"). On December 20, 2024, Mr. Ferdinand was appointed to the Company's Board of Directors and was appointed Interim Chief Executive Officer of the Issuer.

## Item 2. Identity and Background
Name of person filing: The reporting person is Brian Ferdinand, an individual.
Residence or business address: Mr. Ferdinand's business address is 2125 Biscayne Blvd. Suite 253 Miami, Florida 33137.
Present principal occupation or employment: As a member of the Board of Directors and Interim Chief Executive Officer of the Issuer, Mr. Ferdinand's principal business is to manage the Issuer's long-term lease, asset-light business model to acquire and manage a growing portfolio of short-term rental properties in major metropolitan cities, including dislocated and underutilized hotels, under the Issuer's consumer brand, LuxUrban(TM).
Criminal convictions in the last five years: Mr. Ferdinand has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. Ferdinand entered into an Offer of Settlement with the Securities and Exchange Commission on April 22, 2020, in connection with allegations that he, as a board member of Liquid Holdings Group Inc., (a) reviewed a Form 10-Q and signed a Form 10-K for the fiscal year 2013 that failed to disclose material facts of Liquid's reliance on a related party entity (a principal customer of Liquid and a company of which Mr. Ferdinand was an owner) and from which Liquid received material subscription fees, and (b) failed to file required Forms 4 and amendments to Schedule 13D to reflect material changes to his ownership in Liquid's shares of common stock, causing Liquid to violate Section 13(a), 13(d)(2) and 16(a) of the Exchange Act and related rules thereof. Mr. Ferdinand consented, without admitting or denying any findings, to a cease and desist order from any alleged secondary violations of Section 17(a)(2) of the Securities Act and 13(a) of the Exchange Act, which are non-scienter provisions in which negligence is sufficient to establish liability for causing a primary violation; and Section 13(d)(2) and Section 16(a) of the Exchange Act, which are personal security reporting provisions under which strict liability is sufficient to establish a violation. As a result of the settlement, Mr. Ferdinand was also required to pay a fine of $115,000.
Citizenship: Brian Ferdinand is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by Mr. Ferdinand to acquire the Common Stock reported on in this Schedule 13D was personal funds. See also Item 4 of this Schedule 13D, which information is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
On December 20, 2024, in connection with the employment agreement executed between Mr. Ferdinand and the Company, Mr. Ferdinand was issued 381,994 shares of the Company's common stock totaling $250,000.00.

Mr. Ferdinand currently acts as a director on the Issuer's Board and Interim Chief Executive Officer and, with his beneficial ownership of approximately 14.59% of the outstanding shares of Common Stock, has the power to influence the election of all of the directors of the Issuer and other matters that would require the vote of a majority of the outstanding shares of Common Stock of the Issuer. Mr. Ferdinand may later acquire additional securities of the Issuer. Brian Ferdinand intends to review his ownership of the Issuer on a continuing basis. Any actions Mr. Ferdinand might undertake with respect to the common stock may be made at any time and from time to time without prior notice and will be dependent upon his review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments relating to Brian Ferdinand.

Other than as described above, and except in accordance with his role as consultant the Issuer, Mr. Ferdinand does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, he may change his purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of Common Stock beneficially owned by Brian Ferdinand (on the basis of a total of 2,683,070 shares of Common Stock outstanding as of December 20, 2024) are as follows Amount beneficially owned amount 391,494 percentage 14.59
Number of shares as to which each person has sole or shared power to vote or dispose:
Number of shares to which the Reporting Person has:

i. Sole power to vote or to direct the vote: amount 391,494 percentage 14.59
ii. Shared power to vote or to direct the vote: amount 0 percentage 0
iii. Sole power to dispose or to direct the disposition of: amount 391,494 percentage 14.59
iv. Shared power to dispose or to direct the disposition of: amount 0 percentage 0
Transactions in the class effected during the past sixty days: Based on 2,683,070 shares of the Issuer's common stock outstanding as of the date of this Amendment to Schedule 13-D. Represents 391,494 shares of common stock owned by Mr. Ferdinand.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
See Item 4 of this Amendment to Schedule 13D, which information is incorporated herein by reference.

Indemnification Agreement

Concurrently and in connection with the IPO, the Issuer and Mr. Ferdinand entered into an indemnification agreement (the "Indemnification Agreement") pursuant to which the Issuer agreed to indemnify against any damages, liabilities, losses, taxes, fines, penalties, costs and expenses that may be sustained by Mr. Ferdinand in connection with any action he takes while a director, officer or as an agent on behalf of the Issuer. The above description of the Indemnification Agreement is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Issuer as Exhibit 10.10 to the Form 8-K filed by the Issuer with the SEC on March 23, 2022 (and is incorporated by reference herein as Exhibit 10.1).

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Ferdinand Employment Agreement, dated December 20, 2024, between LuxUrban Hotels Inc. and Brian Ferdinand (incorporated by reference to the Company's Current Report on Form 8-K filed on December 20, 2024).

https://www.sec.gov/Archives/edgar/data/1893311/000182912624008461/luxurban_ex10-1.htm

## Signatures
- Brian Ferdinand: /s/ Brian Ferdinand, Brian Ferdinand (12/24/2024)